INVICTUS The Cannabis Company

PRESS RELEASE	November 16, 2018

INVICTUS ANNOUNCES STRATEGIC MERGER WITH GTEC
HOLDINGS FORMING WESTERN CANADA’S LARGEST INDOOR
VERTICALLY INTEGRATED CANNABIS COMPNANY

Vancouver, BC, November 16, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a non-binding Letter of Intent (the “Agreement”) with GTEC Holdings Ltd. (TSXV:GTEC) (OTC:GGTTF) (“GTEC”) for the acquisition by Invictus of all of the issued and outstanding shares in the capital of GTEC in an all-share transaction valued at approximately $100 million (the “Transaction”), forming Western Canada’s largest indoor vertically integrated cannabis companies.

Under the terms of the proposed Transaction, which will be completed by way of a Plan of Arrangement, holders of GTEC common shares will receive approximately 40% of the issued and outstanding shares of Invictus post-closing. Concurrently with the closing of the Transaction, the holders of options and warrants in the capital of GTEC will receive a proportionate number of options and warrants of Invictus.

Assuming completion of the Transaction, the issuance of Invictus shares to the current GTEC shareholders represents an approximate 25% premium to the 30-day volume weighted average trading price of the common shares of both GTEC and Invictus on the TSX Venture Exchange (“TSXV”) as of November 15, 2018.

The combined entities would provide a robust vertically integrated cannabis company, focused on producing premium flower and complementary product portfolio, cultivated in purpose-built indoor facilities complemented with superior genetics. The Transaction would produce the following assets:

•	400,000 square feet of funded purpose-built indoor cultivation which spans across British Columbia, Alberta and Ontario;
•	a robust and diverse range of products and brands, complemented with a genetic portfolio of over 80 strains;
•	an EU-GMP certified facility to meet the rigorous requirements of the European Union markets;
•	30+ retail stores located across British Columbia, Alberta and Saskatchewan;
•	an e-commerce website to service the non-medical market in Saskatchewan;
•	two purpose-built state of the art extraction labs;
•	an analytical testing lab; and
•	a combined senior management team with pedigree from some of the world’s largest food & beverage, wine & spirits and tobacco companies, including Phillip Morris International, Diageo Plc and Saputo Inc.

For the six months ended July 31, 2018, Invictus generated unaudited revenue and EBITDA of $1.8 million and $9.3 million, respectively. Invictus had $10.7 million in cash as at July 31, 2018. For the nine months ended August 31, 2018, GTEC had no revenue and unaudited EBITDA of $7.2 million. GTEC had $4.4 million in cash as at August 31, 2018.

INVICTUS The Cannabis Company

“As we now see the cannabis industry shift into non-medical use in Canada, and further medical markets expanding globally, this merger is synergistic and complementary. Combined, we offer a much stronger team with aligned visions on executing a pathway to become a global leader within the cannabis industry” said Norton Singhavon, Chairman and CEO of GTEC.

“We have been pleased with the continued execution of the team and business strategy at GTEC,” said George E. Kveton, CEO of Invictus. “The dedication to producing a premium product medical and adult-use recreational portfolio for the industry has always been our relentless pursuit. This merger allows for both companies to leverage the combined core competencies to further execute our vision to be at the forefront of the Canadian cannabis industry and beyond”

The Transaction will require approval by at least 66 2/3% of the votes cast by shareholders of GTEC at a special meeting of the shareholders of GTEC. It is anticipated that the Directors, Officers and insiders of GTEC and Invictus will enter into support agreements pursuant to which they will agree to vote their shares in favour of the Transaction.

The Transaction will be effected by way of a Plan of Arrangement completed under the Business Corporations Act (British Columbia). The Transaction remains subject to board approval of both parties, shareholder approval, regulatory approval from the TSXV and court approval, as applicable. The Agreement remains subject to approval of the board of Invictus.

Subject to TSXV approval, Invictus will advance an amount equal to $500,000 of a non-revolving unsecured convertible loan at an interest rate of prime plus 8% (the “Convertible Debenture”). The Convertible Debenture is part of an up to $6,000,000 loan facility provided by Invictus to GTEC as previously disclosed on August 30, 2018, October 19, 2018 and October 23, 2018.

It is anticipated that Invictus and/or GTEC will hire financial advisors in connection with the Transaction. The appointment of such advisors will be disclosed at such time.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the US Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
Chief Executive Officer and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

INVICTUS The Cannabis Company

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with three cannabis production facilities licensed under the Cannabis Act and Cannabis Regulations in Canada. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 purpose-built cultivation facility to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company is targeting up to 50 per cent of production to medical cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

About GTEC

GTEC was founded in 2017 to capitalize on opportunities in the nascent and rapidly growing legal cannabis industry. GTEC is a public corporation listed on the TSX Venture Exchange and based in Kelowna, British Columbia. GTEC is focused on growing premium quality craft cannabis in purpose-built indoor facilities. GTEC currently holds a 100% interest in GreenTec Bio-Pharmaceuticals Corp., Alberta Craft Cannabis Inc. Grey Bruce Farms Inc., Tumbleweed Farms Corp., Zenalytic Laboratories Ltd., and Spectre Labs Inc. To view more about the company or to request our most recent corporate presentation, please visit our website at www.gtec.co.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the proposed Transaction will receive the requisite corporate and regulatory approvals, the proposed Transaction will successfully close as anticipated by management, the holders of GTEC will receive an approximate 25.5% premium to their 30 day VWAP, the directors, officers and insiders of GTEC and Invictus will enter into support agreements to vote in favor of the proposed Transaction and GTEC and Invictus will hire financial advisors are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the proposed Transaction will receive the requisite corporate and regulatory approvals to close, the proposed Transaction will successfully close on the timeline and on the terms as anticipated by management, market conditions will remain similar to present market conditions, so that GTEC shareholders will receive an approximate 25.5% premium to their 30 day VWAP, that the director officers and insiders of GTEC and Invictus will not object to signing an agreement to vote their shares in favor of the proposed Transaction, GTEC and Invictus will hire financial advisors and Invictus will reach full production capacity on the timeline anticipated by the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the proposed Transaction will not receive either the requisite corporate or regulatory approval to close, the proposed Transaction will not close on the timeline or on the terms as anticipated by management, market conditions will dramatically change and result in the GTEC shareholders receiving an unanticipated premium or loss to their current 30 day VWAP, that the director officers and insiders of GTEC and Invictus will object to signing an agreement to vote their shares in favor of the proposed Transaction, GTEC and Invictus will not hire financial advisors and Invictus will not reach full production capacity on the timeline anticipated by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

INVICTUS The Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.